Mail Stop 3720

January 5, 2007

Mark Hague
President and Chief Executive Officer
Georgia International Mining Corporation
299 – 1917 West 4th Avenue
Vancouver, British Columbia V6J 1M7

>   **Re: Georgia International Mining Corporation**
>   **Amendment No. 6 to Form SB-2**
>   **File No. 333-125138**
>   **Filed December 7, 2006**

Dear Mr. Hague:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1.   The prospectus cover page now states that the "prospectus relates to the registration of the selling stockholders and the shares underlying the warrants and resale by the selling shareholders of up to 10,000,000 common shares and up to 10,000,000 shares issuable on exercise of the warrants which form a Unit." Yet numerous other parts of the registration statement, such as pages two through ten and the entire plan of distribution section starting on page twelve, suggest that this registration statement registers your primary offering of the 10,000,000 units. Please revise your disclosure throughout the registration statement to state consistently whether you are offering the units or the selling stockholders are offering for resale your securities, and then what securities they are offering-- units, as you suggest on page two, or common stock, as you suggest on page one. Finally, if you or they are offering units, clarify throughout the registration statement whether the warrants will detach from the common stock and when.

We note that in some parts of the prospectus you state the warrants are not detachable, such as on the prospectus cover page, and in other parts, you state that the warrants are "immediately detachable," such as on page 16. We may have further comments based upon your response.

2.   You state on page one that "[t]he offered units will be offered to investors by private placement transactions which [you] will issue up to 10,000,000 units consisting of 10,000,000 common shares and up to 10,000,000 issuable shares on exercise of the warrants." If the selling stockholders are offering for resale 10,000,000 shares of common stock issuable upon exercise of the warrants, disclose whether and when you issued the warrants to the selling stockholders. In addition, describe in your response letter upon what Securities Act registration exemption you relied if you sold to the selling stockholders the units from which the 20,000,000 common shares derive, and include a detailed legal analysis of your basis for reliance on the exemption. To the extent that you suggest Regulation S was available, please also tell us, among other things, how you considered the offering restrictions under Rules 902(g) and 903 and the instant registration statement that is offering now to U.S. investors the same securities that apparently may have been very recently privately-placed. We may have further comments based upon your response.

3.   Explain what you mean by the sentence "Warrants are exercisable at $0.12 per share with an expiry date of August 31, 2011 pursuant to Regulation S of the Securities Act of 1933…."

4.   As requested by prior comment four of our letter dated August 10, 2006, state on the cover page and throughout the prospectus the time period during which the selling shareholders will offer their shares and their offering price.

5.   We note your response to prior comment seven of our letter dated August 10, 2006. Also disclose, if true, that there is currently no public market for your warrants and common stock and that you have not applied for listing or quotation of any of the units, warrants or common stock on any public market.

6.   As we stated in our prior comment ten, eliminate repetition on the prospectus cover page. For example, you repeat three times portions of the legend required by Item 501(a)(10) of Regulation S-B. Please provide the legend only once.

Prospectus Summary, page 1

7.   You state that "[o]nce this offering is completed, [you] will begin and complete an exploratory drilling program and lab testing …." Indicate to what offering you refer, as you have included other disclosures in the prospectus that suggest you have privately placed units. In light of the private placements you have described,

please clarify here and throughout the prospectus the completion of which offering is the time measure for the initiation of your drilling program.

8.   Please revise your suggestion on page two that you "will become a fully reporting company" only once you have filed a Form 8-A. Once your registration statement becomes effective, you will have a reporting obligation under Section 15 of the Securities Exchange Act.

9.   Update the selected financial data you have provided in the summary to September 30, 2006, or the latest fiscal period end for which you are required under Regulation S-X to provide financial information in this registration statement.

Risk Factors, page 3

The option to purchase the mining claims…, page 4

10.   You state that an installment of the payment to Gemco is due on June 30, 2006. Yet this disclosure contradicts statements elsewhere in the prospectus, such as in the use of proceeds, that the first installment is due on June 30, 2007. Please revise. If the first installment was due on June 30, 2006, update here and in management's discussion and analysis as to whether you were able to make the payment when due or whether you currently are in default.

Investors in our common stock will experience … dilution…, page 6

11.   Please provide net tangible book value information here, and in the determination of offering price and dilution sections, as of September 30, 2006 or a more recent date.

Where You Can Get Additional Information, page 7

12.   Note that our current address is 100 F Street, N.E., Washington, D.C. 20549. Revise the first paragraph accordingly.

Plan of Distribution, page 12

13.   Explain what you mean by the sentence on page twelve "The underwriters in this offering as that term is defined in section 2(a)(11) of Rule 144 the Securities Act of 1933." Also, tell us in your response letter why you have deleted disclosure regarding your officers, whom you state will sell the units for you, and Exchange Act Rule 3a4-1.

Transactions with Management, page 24

14.   Please include in the prospectus your response to our prior comment 40 regarding, for each related party transaction, how transaction prices were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could have obtained from independent third parties.

Financial Statements, page 26

15.   Please clearly mark the financial statements for the quarterly period September 30, 2006 as "unaudited." Address accordingly throughout your filing, as applicable.

Part II., Item 26. Recent Sales of Unregistered Securities, page 46

16.   Update your Regulation S-B Item 701 disclosure here based on your response to our comment one above.

Exhibit 5 – Legality Opinion

17.   Please file a legality opinion that reflects the offering being registered and is consistent with your response to comment one above.

Exhibit 99.1 – Subscription Agreement

18.   As we stated in prior comment 47 of our letter dated August 10, 2006, note that you should reflect the registration statement, as amended, and not refer to the effectiveness of an earlier version of it, as in paragraph 2.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3362 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385, if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359 or me at (202) 551-3833 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief